EXHIBIT 99.1

Brookfield Infrastructure Announces Unit Split and Creation of an Exchange Corporation

BROOKFIELD, NEWS, Sept. 25, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure” or “BIP”) (NYSE: BIP; TSX: BIP.UN) today announced the intention to create a Canadian corporation in order to provide investors with greater flexibility in how they access BIP’s globally diversified portfolio of high-quality infrastructure assets.

Brookfield Infrastructure’s Board of Directors intends to distribute to existing unitholders, on a tax-free basis, class A shares of the new corporation, Brookfield Infrastructure Corporation (“BIPC”). From an economic and accounting perspective, the transaction will be analogous to a unit split as it will not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the number of units/shares outstanding.

The class A shares will be structured with the intention of being economically equivalent to units of BIP, including identical distributions. The class A shares are intended to allow investors the ability to own the equivalent economic exposure to BIP, including identical distributions, through a traditional corporate structure.

Currently, unitholders are expected to receive 0.11 BIPC shares for each unit held of Brookfield Infrastructure (i.e., one BIPC class A share for every nine Brookfield Infrastructure units held) in the form of a special distribution.

The benefits of the creation of BIPC will be:

  Potential enhanced demand from U.S. retail investors due to more favorable tax attributes,
  Potential increased demand from institutional investors who are currently unable, or prefer not to, own partnership units, and
  The ability to qualify for further index inclusion, which is not available today.

“The effective stock split and creation of BIPC will provide increased opportunities for investors to access our globally diversified portfolio of high-quality infrastructure assets,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We expect BIPC, as a corporation, will be eligible for inclusion in several indices and offer a tax reporting framework that will appeal to investors in certain jurisdictions. This positions us well to attract new investors to our leading infrastructure business.”

Similar to exchangeable shares issued in cross-border mergers, the class A shares of BIPC will be structured with the intention of providing an economic return equivalent to BIP units. Each BIPC share will have the same distribution as a BIP unit and will be exchangeable, at the shareholder's option, for one BIP unit.

Following completion of the special distribution, the aggregate quarterly distributions and dividends from Brookfield Infrastructure and BIPC will correspond to the quarterly distributions made on Brookfield Infrastructure units as if the special distribution did not take place.

RBC Capital Markets acted as financial advisors and Torys LLP as legal advisors to Brookfield Infrastructure for this transaction.

Holders of Brookfield Infrastructure’s preferred limited partnership units will not receive the class A shares.

The majority of the BIPC class A shares will be held by the holders of Brookfield Infrastructure’s units immediately after the effective split. Brookfield Infrastructure will own all the BIPC class B and C shares. The class A and class B shares will control 25% and 75%, respectively, of the aggregate voting rights of the shares of BIPC. BAM, as a unitholder of Brookfield Infrastructure, is expected to hold approximately 29.6% of the BIPC class A shares, which is equivalent to its effective ownership of Brookfield Infrastructure units. BIPC intends to apply to list its class A shares in the United States on the NYSE and in Canada on the TSX. Subject to the receipt of normal course regulatory approvals, Brookfield Infrastructure anticipates completing the special distribution in the first half of 2020.

In connection with this transaction, a registration statement (including a prospectus) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and a preliminary prospectus will be filed with the Canadian securities regulatory authorities. You should read the prospectus and other documents that have and will be filed with the SEC for more complete information about the transaction. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus can be sent to you at no cost, upon request, using the contact information below.

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure and investors are encouraged to consult the website.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $385 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfield.com/infrastructure or contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “intends”, “will”, “expect”, “should”, “anticipates” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the special distribution of BIPC’s shares, BIPC’s eligibility for index inclusion, BIPC’s ability to attract new investors as well as the future performance and prospects of BIPC and Brookfield Infrastructure following the distribution of BIPC’s shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure and BIPC are subject to a number of known and unknown risks and uncertainties. In particular, the distribution of BIPC’s shares requires stock exchange approval, which has not yet been received, and the distribution of BIPC’s shares is subject to the approval of the SEC and Canadian securities regulators. Factors that could cause actual results of BIPC or Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the fact that there can be no assurance that the stock exchanges on which BIPC intends to apply to list its class A shares will approve the listing of BIPC’s shares or that BIPC will be included in any indices, as well as other risks and factors described in the documents filed by Brookfield Infrastructure with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and that will be described in the U.S. registration statement filed in connection with the distribution of BIPC’s shares. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.